Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-128898), pertaining to the WebMD Health Corp. 2005 Long-Term Incentive Plan, of our report dated March 1, 2007 except for note 19 as to which the date is May 9, 2007 with respect to the consolidated financial statements and schedule of WebMD Health Corp., and our report dated March 1, 2007 except for the effects of the material weakness described in the seventh paragraph of such report as to which the date is May 9, 2007 with respect to WebMD Health Corp.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of WebMD Health Corp., included in this Annual Report (Form 10-K/A) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

MetroPark, New Jersey
May 9, 2007